MASTERS’ SELECT FUNDS TRUST

Restated Contractual Advisory Fee Waiver Agreement

(For Fiscal Periods Commencing January 1, 2006)

THIS Contractual Advisory Fee Waiver Agreement (the “Agreement”) is effective as of January 1, 2006, by and between The Masters’ Select Funds Trust (the “Trust”), a Delaware statutory trust, on behalf of the series of the Trust listed in Appendix A (the “Funds”), and the Advisor of the Fund, Litman/Gregory Fund Advisors, LLC, a California limited liability company (the “Advisor”), and supersedes the prior Contractual Advisory Fee Waiver Agreements between the Trust and the Advisor.

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Funds pursuant to the terms and provisions of a Unified Investment Advisory Agreement between the Trust and the Advisor dated May 28, 2003, as such agreement may be amended from time to time (the “Investment Advisory Agreement”);

WHEREAS, the Funds are responsible for, and have assumed the obligation for, payment of management expenses pursuant to the Investment Advisory Agreement;

WHEREAS, the Advisor realizes that the continuing success of the Advisor in managing the Funds is determined by the investment returns of the Funds and that excessive expenses would negatively impact such returns, and

WHEREAS, the Advisor desires to waive a certain amount of its advisory fees at the rates set forth in Appendix A and pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Advisor to implement such waivers;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Waiver of Advisory Fees. To minimize the negative impact of expenses on the Funds, the Advisor hereby agrees to voluntarily waive a portion of its advisory fees at the rates set forth in Appendix A for the term of this Agreement. This waiver should not be construed to be a permanent reduction of the advisory fees of the Advisor.

2. Reimbursement of Fees and Expenses. The Advisor waives its right to receive reimbursement of the portion of its advisory fees that it has agreed to waive herein.

3. Term. This Agreement shall become effective as of January 1, 2006, and shall remain in effect for a period of one (1) year, unless sooner terminated as provided in Paragraph 4 of this Agreement. This Agreement will continue in effect for additional 12-month periods commencing January 1 (or for such different period as the Trustees shall specifically approve) with such amendments to Appendix A as the Advisor shall request, so long as such continuation is approved for the Funds annually by a majority of the Trustees including separate approval by a majority of the Independent Trustees.

4. Termination. This Agreement may be terminated by the Trust on behalf of a Fund at any time without payment of any penalty or by the Board of Trustees of the Trust, upon sixty (60) days’ written notice to the Advisor. The Advisor may decline to renew this Agreement by written notice to the Trust at least thirty (30) days before the Agreement’s annual expiration date.

5. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

6. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

7. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

MASTERS’ SELECT FUNDS TRUST on behalf of its series listed on Appendix A		LITMAN/GREGORY FUND ADVISORS, LLC

By:	/s/ John Coughlan	By:	/s/ John Coughlan
Name: John Coughlan		Name: John Coughlan
Title: Treasurer		Title: Chief Operating Officer

Appendix A

FUND AND WAIVER SCHEDULE – MASTERS’ SELECT FUNDS TRUST

(updated January 1, 2007)

Fund	Fee Waiver Rate
• Masters’ Select Equity Fund	None
• Masters’ Select International Fund	Such percentage rate of the daily net assets of the Fund so that after payment of all sub-advisory fees, the net advisory fee retained by the Advisor is 0.40% of the daily net assets of the Fund on the first $1 billion of daily net assets and 0.30% of Fund assets in excess of $1 billion (1).
• Masters’ Select Value Fund	0.02% of the daily net assets of the Fund
• Masters’ Select Smaller Companies Fund	None
• Masters’ Select Focused Opportunities Fund	0.08% of the daily net assets of the Fund

(1)	For example: The Fund’s advisory fee is 1.10% of the Fund’s daily net assets. Assuming payment of sub-advisory fees of 0.56% of the Fund’s daily net assets, on the first $1 billion of the Fund’s daily net assets, the Advisor will waive a portion of its fee equal to 0.14% of the Fund’s daily net assets and retain a net advisory fee equal to 0.40% of the Fund’s daily net assets. Assuming payment of sub-advisory fees of 0.56% of the Fund’s daily net assets, on assets in excess of $1 billion, the Advisor will waive a portion of its fee equal to 0.24% of the Fund’s daily net assets and retain a net advisory fee equal to 0.30% of the Fund’s daily net assets.

MASTERS’ SELECT FUNDS TRUST on behalf of its series listed above		LITMAN/GREGORY FUND ADVISORS, LLC

By:	/s/ John Coughlan	By:	/s/ John Coughlan
Name: John Coughlan		Name: John Coughlan
Title: Treasurer		Title: Chief Operating Officer